Exhibit 99.1

BIOMIRA INC.

2011 - 94 Street
Edmonton, Alberta T6N 1H1

NOTICE OF ANNUAL GENERAL AND
SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General and Special Meeting of Shareholders (the “Meeting”) of Biomira Inc. (the “Corporation”) will be held at the Delta Edmonton South Hotel and Conference Centre, 4404 Gateway Blvd, Edmonton, Alberta on:

Thursday, the 3rd day of May, 2007 at 9:00 a.m. Mountain Time

for the purpose of:

(1)	receiving the 2006 Annual Report including the financial statements for the year ended December 31, 2006, and the auditors’ report thereon;

(2)	electing directors for the ensuing year;

(3)	appointing Deloitte & Touche auditors and authorizing the Board of Directors to fix their remuneration;

(4)	approving amendments to the share option plan of the Corporation;

(5)	approving amendments to the restricted share unit plan of the Corporation;

(6)	approving amendments to the By-laws of the Corporation; and

(7)	transacting such other business as may properly be brought before the Meeting or any adjournments thereof.

Enclosed is a copy of the 2006 Annual Report (if requested), together with a Proxy Circular and a form of Proxy. It is hoped that as many shareholders as possible will be able to attend the Meeting in person. Those who are unable to attend are requested to date, sign and return the enclosed form of Proxy to the office of Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not later than 9:00 a.m. on May 1, 2007.

Any adjournment(s) of the Meeting will be held at a time and place to be specified at the Meeting.

Shareholders registered on the books of Biomira at the close of business on March 19, 2007 are entitled to vote at the Meeting. Details of all matters proposed to be put before the Meeting are set forth in the accompanying Proxy Circular.

DATED at Edmonton, Alberta, this 28th day of February, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Edward A. Taylor, CGA Vice President Finance & Administration, Chief Financial Officer & Corporate Secretary

BIOMIRA INC.
TABLE OF CONTENTS OF PROXY CIRCULAR
PROXY CIRCULAR	1
GENERAL STATUTORY INFORMATION	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Voting of Proxies	1
Voting of Common Shares - Advice to Non-Registered Holders of Securities	1
Voting Shares and Principal Holders Thereof	2
ELECTION OF DIRECTORS	2
Directors’ Remuneration from Biomira for the Year Ended December 31, 2006	4
Summary of Board and Committee Meetings Held	5
Summary of Attendance of Directors	5
EXECUTIVE COMPENSATION AND RELATED MATTERS	5
Composition of Executive Compensation Committee	5
Report of the Executive Compensation Committee	6
Objectives	6
Executive Compensation Program	6
Compensation of the President and Chief Executive Officer	6
Performance Graph	7
Executive Officers’ Remuneration from Biomira for the Year Ended December 31, 2006	7
Summary Compensation Table	8
Equity Compensation Plans	8
Restricted Share Unit Plan	8
Share Option Plan	9
Summary of Executive Severance Agreements	10
Share Option Grants During 2006	10
Share Options Exercises During 2006	10
Aggregated Option Exercises During the Most Recently Completed Financial Year & Financial Year End Option Values	11
PARTICULARS OF MATTERS TO BE ACTED UPON	11
Amendment of the Share Option Plan	11
Amendment of the Restricted Share Unit Plan	13
Amendment of Biomira’s By-laws	14
Interests of Directors and Executive Officers in Matters to be Acted Upon	15
APPOINTMENT OF AUDITORS AND AUTHORIZATION TO FIX THEIR REMUNERATION	15
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	15
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	15
Form 58-101F1-Corporate Governance Disclosure	15
ADDITIONAL INFORMATION	20
GENERAL	20
DIRECTORS’ APPROVAL	20
SCHEDULE A
Resolution Authorizing Amendments to the Share Option Plan	21
SCHEDULE B
Resolution Authorizing Amendments to the Restricted Share Unit Plan	22
SCHEDULE C
Resolution Authorizing Amendments to the By-laws	23

BIOMIRA INC.
2011 - 94 Street
Edmonton, Alberta T6N 1H1

PROXY CIRCULAR

GENERAL STATUTORY INFORMATION

Solicitation of Proxies
THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF BIOMIRA INC. (“BIOMIRA” or the “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL GENERAL AND SPECIAL MEETING (THE “MEETING”) OF SHAREHOLDERS OF BIOMIRA TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the request for proxies will be primarily by mail but proxies may also be requested personally by Computershare Investor Services Inc. and by regular employees of Biomira at a cost estimated to be $1.50 plus postage per shareholder. The cost of solicitation of proxies by management will be at our expense. Unless otherwise noted, the information in this proxy circular is current to February 28, 2007.

Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are our Directors. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON OR COMPANY TO REPRESENT HIM/HER AT THE MEETING MAY DO SO. This can be done by either inserting that person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. In either case you must send or deliver the completed proxy to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, to be received no later than 48 hours prior to the time fixed for holding the Meeting.

A proxy given pursuant to this solicitation may be revoked pursuant to Section 148(4) of the Canada Business Corporations Act (the "Act"). A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by his attorney authorized in writing, and deposited either at our office, being 2011 - 94 Street, Edmonton, Alberta T6N 1H1 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman or secretary of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies
Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions of the shareholder as indicated on the form of proxy. If a shareholder does not specify how his/her shares are to be voted, such shares will be voted in favour of the election of Directors, the re-appointment of the auditors nominated by management, the resolution approving the amendments to the share option plan, the resolution approving the amendments to the restricted share unit plan and the resolution approving the amendments to the By-laws. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of Meeting, or other matters, which may properly come before the Meeting. As of February 28, 2007, we know of no such amendments, variations or other matters to come before the Meeting.

Voting of Common Shares - Advice to Non-Registered Holders of Securities
The information detailed in this section is of significant importance to many shareholders, as a substantial number of you do not hold Common shares in your own name. Shareholders who do not hold their Common shares in their own name (referred to in this proxy circular as “Non-Registered Shareholders”) should be aware that only proxies deposited by shareholders whose names appear on the records of Biomira as the registered holders of Common shares can be recognized and acted upon at the Meeting. If Common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of Biomira. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees (“Intermediaries”) can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are not allowed to vote shares for their clients.

Intermediaries are required to forward Meeting materials to Non-Registered Holders unless a Non-Registered Holder has given up the right to receive them. Typically, Intermediaries will use a service company to mail the Meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive Meeting materials will:

a.
have received as part of the Meeting materials a voting instruction form. This must be completed, signed and delivered by the Non-Registered Holder. Directions are shown on the voting instruction form; or

b.
less typically, be given a proxy, which has already been signed by the Intermediary (typically by a facsimile, stamped signature). This proxy is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. The Non-Registered Holder does not need to sign this form of proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should then properly complete the form of proxy and give it to Computershare Investor Services Inc., as described above.

Common shares held by brokers or their agents or nominees can be voted for or against resolutions only when they are instructed to do so by the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common shares for the broker’s clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of them), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided. In the case of a voting instruction form, they would follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication (“ADPIC”) in Canada and ADP Investor Communications Services (“ICS”) in the United States. ADPIC and ICS reproduce the text on their own form (sometimes called a “voting instruction form”). They mail these voting instruction forms to the Non-Registered Holders, and ask Non-Registered Holders to return the voting instruction forms to ADPIC for Canada and ICS for the United States. ADPIC and ICS then count the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Holder receiving a voting instruction form from ADPIC or ICS cannot use that form to vote Common shares directly at the Meeting; rather, the form must be returned to ADPIC or ICS well in advance of the Meeting in order to have the shares voted.

Voting Shares and Principal Holders Thereof
As at February 28, 2007, we had outstanding 116,915,338 Common shares in our share capital. Each holder of Common shares is entitled to one vote at the Meeting or any adjournment thereof, for each Common share registered in the holder's name as at the close of business on March 19, 2007 (the "Record Date"). The list of shareholders is available for inspection during usual business hours at the office of Computershare Investor Services Inc., Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta and at the Meeting.

       As at February 28, 2007, to the knowledge of our Directors or executive officers, there were no persons or companies who beneficially owned, directly or indirectly, or controlled or directed, voting securities carrying 10 per cent or more of the voting rights attached to any class of voting securities of Biomira.

As a shareholder, if you wish to give us notice of any matter that you wish to raise at next year’s annual meeting of shareholders, you must do so by Friday, November 30, 2007.

ELECTION OF DIRECTORS
       Six individuals are being proposed as Directors. Each Director will hold office until the next annual meeting or until his/her successor is duly elected unless his/her office is earlier vacated in accordance with the By-laws.

      The following table and notes thereto set out the name of each person proposed to be nominated by management of Biomira for election as a Director, his/her province or state and country of residence, all other positions and offices with Biomira now held by him/her, if any, his/her principal occupation or employment, the period or periods of service as a Director of Biomira, members of each committee of the Board and the number of shares of Biomira beneficially owned, directly or indirectly, by him/her or over which he/she exercises control or direction as of February 28, 2007.

Nominee for Election as Director	Director Since	Number of Common Shares Owned or Controlled
Christopher S. Henney, PhD, DSc (1)(2)(3) Chairman & Director Seattle, Washington, United States of America	March 2005	Nil

Dr. Henney received his PhD in experimental pathology from the University of Birmingham where he also obtained his DSc for contributions in the field of immunology. He is a former Professor of Immunology and Microbiology and has held faculty positions at Johns Hopkins University, the University of Washington and the Fred Hutchinson Cancer Research Center. He is the author of approximately 200 published articles in the field of immunology.

Dr. Henney is the co-founder of three major publicly held U.S. biotechnology companies, Immunex Corporation, ICOS Corporation and Dendreon Corporation. Most recently, Dr. Henney was the Chairman and Chief Executive Officer of Dendreon Corporation.

Dr. Henney is Vice-Chairman of Cyclacel Pharmaceuticals, Inc. (formerly Xcyte Therapies, Inc.) (Berkeley Heights, NJ) He is also the Chairman of SGX Pharmaceuticals, Inc. (formerly Structural GenomiX) (San Diego, CA).

Richard L. Jackson, PhD (1)(3) Director Cincinnati, Ohio, United States of America	May 2003	Nil

Dr. Jackson is President of Richard Jackson Associates, LLC. Dr. Jackson joined Biomira following a year as Chairman, Board of Directors, President and CEO for EmerGen, Inc. where he was responsible for building the organization into a leading women’s health care company.

Prior to his position with EmerGen, Dr. Jackson served for over 15 years in senior management positions in research departments for biopharmaceutical and pharmaceutical companies. He held positions as the Senior Vice President, Research and Development, Atrix Laboratories, Inc., Senior Vice President, Discovery Research, Wyeth-Ayerst, the Pharma Division of American Home Products, and Vice President, Research Sciences at the Marion Merrell Dow Research Institute. While serving in these positions he was instrumental in identifying new products for development pipelines, setting up state of the art research facilities and establishing strategic alliances with biotechnology and pharmaceutical companies. He assisted with acquisitions/mergers and integrations of other companies and has seen several products brought through the approval process and to market.

Dr. Jackson received his PhD from the University of Illinois, Department of Microbiology, and his Bachelor of Science from the University of Illinois, Department of Chemistry.

W. Vickery Stoughton, BSc, MBA (1)(2) Director Los Angeles, California, United States of America	June 1997	19,000

Mr. Stoughton is President and CEO of MagneVu Corporation, a medical device company. His background includes almost three decades in senior management positions in health care services and diagnostics, including moving proprietary diagnostic tests to market. He brings to Biomira his extensive experience as well as his knowledge of the pharmaceutical industry where he was a member of the senior executive management team of Smith Kline Beecham. Mr. Stoughton’s career includes 10 years as President and CEO of Toronto General Hospital, the largest teaching hospital in Canada, and of its successor, Toronto Hospital. Mr. Stoughton also served as CEO of Peter Bent Brigham Hospital, affiliated with Harvard University and CEO of Duke University Medical Center. He was also the first Chief Operating Officer of the Brigham and Women’s Hospital. Mr. Stoughton was President of Smith Kline Beecham Diagnostics and President of Smith Kline Beecham Clinical Labs, where he was responsible for increasing sales from U.S. $960 million to U.S. $1.3 billion. Mr. Stoughton was also founder, Chairman and CEO of Careside, Inc., a research, development, and medical devices company, which filed for bankruptcy in October, 2002.

Nominee for Election as Director	Director Since	Number of Common Shares Owned or Controlled
Michael C. Welsh, QC (2) (3) Director Sherwood Park, Alberta, Canada	March 1987	3,700

Mr. Welsh is President of Almasa Capital, Inc. Prior to joining Almasa Capital Inc. in 1997, Michael Welsh had been a practicing lawyer in Edmonton, Alberta since 1967, and as such, he has been involved in numerous corporate mergers, acquisitions and public offerings.

Mr. Welsh has served on numerous boards of public and private companies, institutions, and foundations. On most of these boards, he has chaired the Finance, Audit or Corporate Governance and Nominating committees with emphasis on the financial strength and financial controls of these entities. He is the Chairman of the Board of Micralyne Inc. of Edmonton, Alberta.

In the early 1990s Mr. Welsh was one of the three founders of Westbrook Asset Management Inc. and the First Alberta Fund Inc., both federally and provincially approved as an Immigrant Investment Fund Manager.

S. Robert Blair, C.C. Director North Vancouver, British Columbia, Canada	September 2006	NIL

Mr. Blair is Executive Chair and President of Photon Control Inc. (develops and commercializes new optical switching and sensing technologies) of Burnaby, B.C. He serves as Adjunct Professor of the Department of Environmental Design at the University of Calgary. The recipient of various awards and honours, he was named Officer, The Order of Canada in 1980 and received the prestigious Companion, The Order of Canada in 1985. In 1990, he was given the honourary title of Chief of the Blackfoot Indian Confederacy.

Mr. Blair was a Director on Biomira's Board from February 1992 until May 2006 when he did not stand for re-election at Biomira’s last annual shareholders’ meeting. He rejoined the Board on September 5, 2006.

Robert L. Kirkman, MD Director Yarrow Point, Washington, United States of America	September 2006	NIL

Dr. Kirkman was appointed Biomira’s President and Chief Executive Officer on September 5, 2006. Prior thereto, Dr. Kirkman was the acting President and CEO of Seattle-based Xcyte Therapies, Inc. (now Cyclacel Pharmaceuticals, Inc.) and prior to that, in 2004 and 2005 he was that company’s Chief Business Officer and Vice President. Before joining Xcyte, Dr. Kirkman had his own private consulting practice. Prior to this, from 1998 to 2003 he had a broad range of responsibilities with Protein Design Labs, Inc. culminating in the position of Vice President, Business Development and Corporate Communications.

Dr. Kirkman was also Chief, Division of Transplantation at Brigham and Women’s Hospital, Boston, MA from 1992 to 1998 and was a staff member there from 1981 to 1998. Dr. Kirkman holds an MD degree from Harvard Medical School and a BA in Economics from Yale University.

Notes:
(1)	Member of the Executive Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of Corporate Governance and Nominating Committee

The information as to Common shares beneficially owned or over which the Directors exercise control or direction is not known by us and has been furnished by the respective Directors individually.

Directors' Remuneration from Biomira for the Year Ended December 31, 2006
We started 2006 with six directors. In 2006, Board membership changed as follows: Dr. T. Alexander McPherson retired from the Board in May 2006, Edward A. Taylor was appointed to the Board in May 2006, Dr. Robert L. Kirkman was appointed to the Board in September 2006 and S. Robert Blair did not stand for re-election to the Board in May 2006 and was subsequently reappointed to the Board in September 2006. At the end of December 2006, there were eight Directors on the Board.

Under the 2006 fee structure (all funds in Canadian dollars), the Chairman was entitled to receive a chairman/director fee of $60,000 (in September 2006, the chairman’s fee was increased to U.S. $75,000) Other Directors were entitled to receive Director fees of $25,000. The chairman of each committee was eligible to receive an additional $3,000, with the exception of the chairman of the Audit Committee who was eligible to receive an additional $10,000 for services performed as the committee chairman.

In November 2006, the fee structure for non-employee Directors changed to reflect country of residence. Directors pay remained the same. Canadian directors continue to receive payment in Canadian dollars and American directors now receive payment in U.S. dollars.

All eligible Directors received cash compensation and a total of $196,000 was paid in 2006. Inside Directors McPherson, Kirkman and Taylor were ineligible to receive remuneration.

For 2007 the fee structure will remain unchanged.

Each of the non-employee Directors were issued 14,333 Restricted Share Units (RSUs) as at December 31, 2006. The number of RSUs to be granted each year is determined by the Executive Compensation Committee.

In addition to their fees, Directors were also entitled to receive reimbursement for their reasonable out-of-pocket expenses incurred on our behalf.

Summary of Board and Committee Meetings Held
For the year ended December 31, 2006

Meeting Type	In Person	Conference Call	Total
Board Meetings	5	9	14
Audit Committee	1	3	4
Corporate Governance and Nominating Committee	1	1	2
Executive Compensation Committee	2	2	4
TOTAL	9	15	24

Summary of Attendance of Directors
While meetings of the Board held in 2006 were as described in the table above, due to resignations and appointments occurring during the year, the table below shows the attendance record for Directors in respect of the number of meetings they were entitled to attend.

Director	Board Meetings Attended	Committee Meetings Attended
Dr. Christopher S. Henney(1)	12 of 14	3 of 6
Eric Baker(2)	14 of 14	4 of 4
S. Robert Blair(3)	5 of 8	3 of 3
Dr. Richard Jackson	13 of 14	6 of 6
Dr. Robert L. Kirkman(4)	3 of 3	N/A
Dr. T. Alexander McPherson(5)	6 of 6	N/A
W. Vickery Stoughton	14 of 14	7 of 7
Edward A. Taylor(6)	8 of 8	N/A
Michael Welsh	13 of 14	6 of 6

(1) Dr. Christopher S. Henney was appointed Chairman of the Board in September, 2006 and appointed as a member of the Executive Compensation Committee in January, 2007.
(2) Eric Baker retired from the Board in January 2007.
(3) S. Robert Blair did not stand for re-election to the Board in May 2006 and was subsequently reappointed to the Board in September, 2006.
(4) Dr. Robert L. Kirkman joined the Board in September, 2006.
(5) Dr. T. Alexander McPherson retired from the Board in May, 2006.
(6) Edward A. Taylor joined the Board in May, 2006.

EXECUTIVE COMPENSATION AND RELATED MATTERS

Composition of the Executive Compensation Committee
The Executive Compensation Committee of the Board of Directors oversees our compensation program for all executive officers. In 2006, this committee was composed of three non-employee, independent Directors (Eric Baker, Robert Blair and Richard Jackson). The members of the Executive Compensation Committee make a proposal for the President and Chief Executive Officer’s compensation and make a recommendation to the Board of Directors. With respect to compensation for executive officers other than the President and Chief Executive Officer, the Committee reviews a compensation proposal prepared by the President.

Report of the Executive Compensation Committee
Objectives
The primary objectives of our executive compensation program are to allow us to attract, motivate and retain outstanding individuals and to align their success with that of our shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual's overall experience, responsibility and performance.

The Human Resources staff compares remuneration for our executives to the remuneration for similar executives in the relevant labour markets. The main point of reference is a peer group of approximately fifteen Canadian biopharmaceutical companies. Base pay and annual incentives are established at the median to 75th percentile level (average to above average) of peer group comparisons.

Executive Compensation Program
Our executive compensation program consists of the following elements: (a) a base salary; (b) annual incentive compensation; (c) a long-term executive retention and incentive program; and (d) other compensation, which includes medical, insurance and pension benefits generally available to our employees.

(a) Base Salary
Overall compensation targets for our executive officers are generally determined from a review of senior managers with comparable qualifications, experience and responsibilities at other companies of comparable size in the Canadian biopharmaceutical industry and other markets in which we compete for employees. This salary data is obtained from a number of sources, including established outside independent services specializing in compensation surveys. The base salary component of the overall compensation also varies by executive based upon the appropriateness of an annual incentive component.

(b) Annual Incentive Compensation
The Committee has sought to provide annual incentive compensation for executive officers through variable pay arrangements. Awards are tied to the achievement of pre-established corporate and individual objectives. We establish goals with different achievement levels. The budget level will lead to the attainment of the expected level of annual compensation. Less than expected performance can result in no annual incentive and superior performance can lead to enhanced compensation.

From time to time, discretionary bonuses will be paid to an executive. Unlike variable pay, awards are not based on predetermined goals, rather, they are due to activities such as taking advantage of opportunities that present themselves and/or dealing with unexpected circumstances as they arise. Awards are based on the subjective assessment of the Committee taking into account unexpected results achieved.

Variable pay amounts are recorded in the Summary Compensation Table under the “Bonus” heading.

(c) Long-Term Incentive Compensation
The principal method for introducing long-term incentives into the compensation plan is through the granting of stock options. These grants are designed to promote the convergence of long-term interests between our senior level employees and our shareholders; specifically, the value of the options granted increases or decreases with the value of our Common shares. In this manner, the long-term rewards for the more senior employees correspond with increases in shareholder value. The size of a particular option grant is based on the individual's position with, and contribution to, our company. The vesting period for these grants is typically four years. Our Share Option Plan is described under "Share Option Plan".

(d) Other Compensation
The value of other benefits to executive officers did not exceed 10 per cent of any executive officer's salary for the 2006 financial year except as described in the Summary Compensation Table.

Compensation of the President and Chief Executive Officer

In 2006, Dr. McPherson received a salary of $107,871. An amount of $50,985 was paid as a retiring allowance. In addition, he received $6,104, which included payments for health and life insurance premiums. Total compensation amounted to $167,960.

Dr. McPherson retired from the position of the President and Chief Executive Officer in May 2006. Edward A. Taylor assumed the position on an acting basis until September 2006 when Dr. Robert L. Kirkman joined Biomira as President and Chief Executive Officer.

In 2006, Dr. Kirkman received a salary of $118,976. He also received a signing bonus of $111,830. In addition, he received $4,263, which included payments for health and life insurance premiums. Total compensation amounted to $235,069.

The stage of our development is such that parameters like earnings per share and return on assets are inappropriate compensation measurements.

Performance Graph
The following graph shows the cumulative shareholder return over five years of $100 invested in Common shares of Biomira at December 31, 2001, relative to the cumulative total return on $100 invested in the S&P/TSX Composite Index (formerly TSE 300), the Nasdaq Pharmaceutical Index, and the Nasdaq Biotechnology Index over the same period, ending in December 2006. The Nasdaq Pharmaceutical and Nasdaq Biotechnology figures are reported in U.S. dollars.

* S&P/TSX Composite Index replaced the TSE 300 in May 2002. Data prior to May 2002 is from the TSE 300 Total Return Index and data from May 2002 forward is from the S&P/TSX Composite Index.

	2001		2002		2003		2004		2005		2006
Biomira Inc.		$100		$22		$29		$43		$25		$20
TSE 300 Index (2001)		$100		-		-		-		-		-
S&P/TSX Composite Index		-		$88		$111		$127		$158		$185
NASDAQ Pharmaceutical Index	$	US100	$	US65	$	US95	$	US101	$	US111	$	US109
NASDAQ Biotechnology Index	$	US100	$	US55	$	US80	$	US85	$	US87	$	US88

Executive Officers' Remuneration from Biomira for the Year Ended December 31, 2006
We started 2006 with six executive officers. Dr. T. Alexander McPherson retired from the position of President and Chief Executive Officer in May 2006. Edward A. Taylor assumed this position on an acting basis until September 2006 when Dr. Robert L. Kirkman joined Biomira as President and Chief Executive Officer. In November 2006, Lynn Kirkpatrick joined Biomira as Chief Scientific Officer. Total compensation, including salaries, variable pay (annual incentive arrangements tied to the achievement of pre-established corporate and individual objectives), and all other compensation paid to all the executive officers was $1,796,405 for the year ended December 31, 2006.

The following table summarizes the aggregate compensation that we paid in respect of our last three completed financial years to:

i.	the Chief Executive Officer (the “CEO”);

ii.	the Chief Financial Officer (the “CFO);

iii.
the next three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of our 2006 financial year and whose total salary and bonus exceeds $150,000, and,

iv.
any additional individual for whom disclosure would have been required under (iii) above except that the individual was not serving as an officer of our company at the end of our 2006 financial year.
(Collectively, the “Named Executive Officers”)

Summary Compensation Table

	Annual Compensation				Long-Term Compensation	All Other Compensation
Name and Principal Position	Year	Salary	Bonus[1]	Other Annual Compensation	Securities Under Options Granted[2]	($)[3]
		($)	($)	($)
ROBERT L. KIRKMAN	2006	118,976	111,830	-	2,700,000	4,263
Chief Executive Officer
President and Director

T. ALEXANDER McPHERSON	2006	107,871	-	50,985[4]	-	6,104
Chief Executive Officer	2005	343,800	164,165	-	200,000	3,333
President and Director	2004	332,100	136,161	-	200,000	4,351

EDWARD A. TAYLOR	2006	249,757	80,422	-	200,000	13,742
Chief Financial Officer	2005	217,400	65,220	-	90,000	11,457
Vice President Finance and Administration and Director	2004	210,000	73,920	4,039[5]	25,000	10,493

GUY ELY[6]	2006	19,233	-	270,037	-	8,079
Vice President Clinical and Medical Affairs	2005	221,900	64,906	-	15,000	11,098
	2004	214,300	51,432	-	15,000	10,807

ROBERT D. AUBREY	2006	196,000	62,720	-	-	13,287
Vice President Business Development	2005	188,400	76,302	-	100,000	7,850
	2004	182,000	73,255	-	25,000	10,108

MARILYN OLSON	2006	209,818	51,143	-	-	10,849
Vice President Quality and Regulatory Affairs	2005	183,000	45,979	-	50,000	9,763
	2004	176,800	45,747	-	15,000	7,559

Notes:
(1)	This column includes awards earned as variable pay. Awards are contingent upon the achievement of pre-established corporate and individual objectives
(2)	This column represents the number of securities under option granted in each year for the Named Executive Officer
(3)	"All Other Compensation" includes payments made for health, life insurance premiums, and payments to RRSP contributions
(4)	A retiring allowance of $50,985 was paid to Dr. McPherson
(5)	Other Annual Compensation for Edward Taylor was the sale of vacation days
(6)	Guy Ely left Biomira in January 2006 and his responsibilities were assumed by Marilyn Olson. Dr. Ely received severance payments of $270,073 (shown under other annual compensation)

We furnish other benefits to certain of our officers and other employees. The aggregate value of such benefits to each of the Named Executive Officers indicated in the table above did not exceed the lesser of $50,000 or 10 per cent of the total salaries and bonuses noted above for the financial year ended December 31, 2006, except as disclosed in the Summary Compensation Table.

In 2006, we had no pension or other similar plans applicable to the Named Executive Officers beyond the Group RRSP Plan and group insurance and medical plan generally available to our employees.

Equity Compensation Plans
Restricted Share Unit (RSU) Plan
The RSU Plan is intended to encourage non-employee Directors to acquire a proprietary interest in Biomira through the ownership of Common shares and thus provide them with additional incentive to further the growth and development of Biomira.
The number of Common shares reserved that we can issue pursuant to the RSU Plan is currently at a maximum of 500,000 Common shares, amounting to 0.43 per cent of the Common shares outstanding as of February 28, 2007. Of this amount, a total of only 2 RSUs to acquire Common shares are, at February 28, 2007, available for future issue under this Plan. This amounts to less than 0.01 per cent of the Common shares outstanding. Our Board of Directors with respect to each RSU, within certain limitations, determines the terms, conditions and limitations of RSUs granted under the RSU Plan.
The RSU Plan provides for grants ("Grants") to be made from time to time by the Board or a committee thereof, or by an administrator appointed by the Board. Under the Plan, (a) the number of Common shares reserved for insiders, at any time, under all security based compensation arrangements, cannot exceed 10 per cent of issued and outstanding Common shares and (b) the number of Common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10 per cent of issued and outstanding Common shares. Each Grant will be made in accordance with terms specific to that Grant, which terms will generally include a five-year vesting period. Depending upon the terms of the Grant, each RSU may be converted into one Common share of Biomira at the end of the grant period (not to exceed five years) without any further consideration payable to Biomira in respect thereof. Grants under the RSU Plan may have different terms even in cases where several grants are made at the same time. In general, the number and timing of RSUs to be granted will be determined by reviewing long-term compensation levels for board members in other similar corporations. Grants will usually occur on an annual basis. Unless otherwise determined by the Board or specified in the Grant, in the event of the death of an RSU Plan participant, or a participant ceasing to be a Director for any other reason, the then outstanding RSUs of such participant will generally be converted into Common shares. In the event of a change of control of Biomira, each participant who has received a Grant will at that time be entitled to receive, at such participant’s election, either the Common shares which such participant would otherwise have been entitled to receive under the Grant at the end of the applicable vesting period (the “Accelerated Common Shares”) or cash (based on a formula specified in the RSU Plan intended to provide such participant with the fair value at the time of the change of control of the Accelerated Common Shares). The rights or interests of a participant under the RSU Plan are not assignable or transferable otherwise than by will or the laws governing the devolution of property in the event of death. The RSU Plan provides that under no circumstances shall RSUs be considered shares in our share capital, nor entitle any participant to the exercise of voting rights, the receipt of dividends or the exercise of any other rights attaching to ownership of our shares. The RSU Plan also provides that the Board of Directors may from time to time amend, suspend or terminate the RSU Plan in whole or in part and amend the terms of grants made under the RSU Plan (subject to obtaining any required regulatory or other approvals and that of the affected participant in specified circumstances).

The following table provides information as at February 28, 2007 regarding the Common shares issuable upon conversion of restricted share units outstanding under the Restricted Share Unit Plan as well as the number of Common shares remaining available for issuance under the Restricted Share Unit Plan.

Number of Common shares to be issued upon conversion of restricted share units	% of Total Common Shares	Number of securities remaining available for future issuance
499,998	0.43%	2

Share Option Plan
Biomira has established a Share Option Plan, which enables us to grant share options to employees, directors, and individuals in special contract relationships. The number of Common shares reserved that we can issue pursuant to the Share Option Plan is currently at a maximum of 8,900,000 Common shares, amounting to 7.6 per cent of the Common shares outstanding as of February 28, 2007. Of this amount a total of 6,888,126 options to acquire Common shares are at February 28, 2007, outstanding under this Plan. This amounts to 5.9 per cent of the Common shares outstanding. Our Board of Directors with respect to each option, within certain limitations, determines the terms, conditions and limitations of options granted under the Share Option Plan. Under the Plan, (a) the number of Common shares reserved for insiders, at any time, under all security based compensation arrangements, cannot exceed 10 per cent of issued and outstanding Common shares and (b) the number of Common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10 per cent of issued and outstanding Common shares. The Plan may be amended by our Board of Directors for the proper administration of the Plan, subject to regulatory and shareholder approval, if required. The exercise price per Common share is determined by the Board of Directors but shall not be less than the closing price of the Common shares on the TSX on the day prior to the day on which the option is granted. Our Board of Directors fixes the term of each option when the option is granted, but may not be greater than 10 years from the date on which the option is granted. In general, the right of an optionee to exercise an option commences on the first anniversary date of the option grant and the optionee is entitled to purchase, on a cumulative basis, 25 per cent of the optioned shares in each of the next four years. However, in certain circumstances, options are granted entitling an optionee to purchase 100 per cent of the shares earlier than the general pattern. In the event that our relationship with an optionee terminates, the provisions of the Share Option Plan specify the applicable period for exercising options dependent upon the event giving rise to the termination and the position of the optionee with Biomira. For employees, other than in certain cases of retirement as further described below, entitlement to options ceases upon voluntary resignation or termination with cause but continues for 180 days in the event of termination without cause. For executives, entitlement continues for 2 years following termination without cause. In the event of retirement, either voluntary or due to the determination by Biomira or a subsidiary that there is not enough work to continue to employ the employee, and provided the employee is both over the age of sixty and has been employed by Biomira or a subsidiary for the previous ten consecutive years, the option may be exercised at any time up to and including the original expiry date of such option. For service providers and Board members, entitlement continues for 180 days for resignation or termination. For all optionees, entitlement continues for 180 days in the event of death. The ability of an optionee to exercise an option under the Share Option Plan may be accelerated in the event of a change of control of Biomira. The exercise price per Common share is payable in full on the date of exercise. Options granted under the Share Option Plan are not assignable. During the period January 1 to December 31, 2006, options to purchase 3,549,000 Common shares were granted under the Share Option Plan at exercise prices between $1.12 and $1.63 per share.

The following table provides information as at February 28, 2007 regarding the Common shares issuable upon exercise of options outstanding under the Share Option Plan as well as the number of Common shares remaining available for issuance under the Share Option Plan.

Number of Common shares to be issued upon exercise of options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance
6,888,126	$2.59	320,725

The following shows the total of all equity compensation plans of Biomira, all of which have been approved by Biomira’s shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options and RSUs (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	7,388,124	$2.59	320,727

Summary of Executive Severance Agreements
Biomira has entered into severance agreements with executive officers of the Corporation. Each severance agreement establishes the terms and conditions that apply in the event of the termination of the employment of the individual concerned. The agreements cover termination without cause, alteration of duties resulting in constructive dismissal, and change in control. Generally, the agreements provide for eighteen months of compensation (salary plus an amount equal to the prior year’s annual incentive payment plus an amount equal to 20 per cent of salary in lieu of benefits) in lieu of notice to be paid over an eighteen-month timeframe, except in the case of the President, where a lump sum payment of one year’s salary plus variable pay paid at 50% of the current year’s base pay is paid. The agreements are based on the requirement that the senior officers covered by the agreement will not become engaged or employed by one of our competitors for a period of two years from the date of termination.

Share Option Grants During 2006
The following table details the particulars of individual grants of options to purchase our Common shares made to each of the Named Executive Officers who were granted options during the financial year ended December 31, 2006.

Option Grants During the Most Recently Completed Financial Year
Name	Securities Under Options Granted [1]	% of Total Options Granted in 2006	Exercise or Base Price ($/Security) [2]	Market Value of Securities Underlying Options on Date of Grant ($/Security	)	Expiration Date
ROBERT L. KIRKMAN	2,700,000	76.1%	1.23	1.23		29-Aug-2014
EDWARD A. TAYLOR	100,000	2.8%	1.12	1.12		28-July-2014
	100,000	2.8%	1.32	1.32		10-Oct-2014
Notes:
(1)	The options were granted under our Share Option Plan. The options for Dr. Kirkman vest evenly over 3 years and the options for Mr. Taylor vest evenly over 2 and 4 years respectively.
(2)	The exercise price of all options issued is equal to the closing price of our Common shares on the TSX on the day prior to the day on which the option was granted.

Share Options Exercises During 2006
The following table sets forth the particulars of the share option exercises during our 2006 financial year by each Named Executive Officer and the financial year-end value of unexercised options, on an aggregated basis.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

	Securities Acquired On	Aggregate	Number of Unexercised Options at December 31, 2006		Value of Unexercised Options In-the-Money at December 31, 2006
Name	Exercise (#)	Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
ROBERT L. KIRKMAN	-	-	-	2,700,000	-	297,000
T. ALEXANDER McPHERSON	-	-	555,000	125,000	-	-
GUY ELY	-	-	111,250	23,750	-	-
EDWARD A. TAYLOR	-	-	221,250	298,750	-	24,000
ROBERT D. AUBREY	-	-	151,250	78,750	-	-
MARILYN OLSON	-	-	73,750	55,000	-	-

Notes:
(1)	Our closing Common share price on the TSX at December 29, 2006 was $1.34.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment of the Share Option Plan
At the Meeting, shareholders will be asked to approve amendments to the Share Option Plan of the Corporation to (i) convert the Share Option Plan from a fixed-number to a fixed-percentage (evergreen) plan; (ii) specify the circumstances when shareholder approval will not be required for future amendments to the Share Option Plan or any options granted thereunder; and (iii) provide that in the event that the term of an option expires within or immediately following a “blackout period” imposed by Biomira, the option shall expire on the date that is ten business days in total following the end of the blackout period or periods.

Conversion to a Fixed Percentage “Evergreen” Re-loading Plan

In January 2005, the TSX amended its security-based compensation rules (the “TSX Rules”) to permit listed companies to adopt “rolling” or “evergreen” stock option plans pursuant to which a fixed percentage of the issued and outstanding common shares of an issuer could be reserved for issuance upon the exercise of stock options, rather than a fixed maximum number of common shares to be reserved for this purpose.

The Board of Directors of Biomira has considered this option and determined it is in the best interest of Biomira to adopt a “rolling” stock option plan as this will give the Board increased flexibility to more closely align the interests of the directors, officers, employees and consultants of Biomira with those of the shareholders of the Corporation and ensure ongoing investment by such persons in the Corporation. Pursuant to a resolution of the Board dated February 22, 2007, the Board approved an amendment to the Corporation’s Share Option Plan to institute a “rolling” plan which would reserve for issuance pursuant to stock options a maximum number of Common shares equal to 10% of the issued and outstanding Common shares on the date of grant. Shareholders will be asked at the Meeting to ratify this amendment in the form of the resolution set forth in Schedule B.

The Common shares reserved for issuance and available for future grants under the “rolling plan” will fluctuate to reflect 10% of the issued and outstanding Common shares at the time of any specific grant. In addition, any exercises of options will make new grants available under the Plan effectively resulting in a re-loading of the number of options available to grant under the Plan. Under the new TSX Rules, any “rolling” stock option plan must be approved every three years by the Corporation’s directors, independent directors and shareholders.

If the amendment to the Share Option Plan is approved at the Meeting, and assuming the number of Common shares currently issued and outstanding is the same on the date of the Meeting, the Corporation would have, effective on the date of the Meeting, an aggregate of 11,691,534 Common shares reserved for issuance upon the exercise of options, representing 10% of the issued and outstanding Common shares. With the increase in the maximum number to approximately 11.7 million, of which 1.7 million have already been exercised, there will be approximately 6.9 million unexercised options outstanding and approximately 4.8 million Common shares available for issuance as new options.

The following chart may help in illustrating the above.

		Options Issued
	Maximum Issuable	Options Exercised	Unexercised Options	Options Available for Issue
Current	8,900,000	1,691,149	6,888,126	320,725
Proposed	11,691,534	1,691,149	6,888,126	4,803,408

Detailed Amendment Provisions

The Share Option Plan currently provides that the Corporation may, from time-to-time, amend any provision of the Plan subject to regulatory approval where required, but no such amendment can impair any rights of any optionee under any option. The TSX has issued a staff notice indicating that general amendment provisions in stock option plans of TSX issuers, such as the amendment provisions in the Plan, are not sufficient and if such general amendment provisions are not revised to provide specific details regarding when shareholder approval will be required for an amendment, shareholder approval may be required for any amendment to the issuer’s stock option plan. Accordingly, the Board believes that it is in the best interests of the Corporation to make, and has approved, an amendment to the Share Option Plan to provide for an amendment provision which provides specific details regarding when shareholder approval will not be required for an amendment to the Plan or any options granted thereunder. Specific shareholder approval will be required under the TSX Rules for (i) an increase to the maximum number of Common shares issuable under the Share Option Plan; (ii) a reduction of the exercise price for any option held by an insider; and (iii) the extension of the term of any option held by an insider.

The current provision regarding the amendment powers of the Board of Directors will be deleted and the following new provision will be added to the Share Option Plan:

“The board of directors of the Company may amend or discontinue the Plan at any time; provided however, that any amendment that may materially and adversely affect any Option rights previously granted to an Optionee under the Plan must be consented to in writing by the Optionee or the other person then entitled to exercise such Option. Examples of the types of amendments to the Plan that the board of directors of the Company is entitled to make without shareholder approval include, without limitation: (a) amendments of a “housekeeping” nature; (b) amendments of a typographical, grammatical, clerical nature or of administrative nature of which are required to comply with regulatory requirements; (c) a change to the vesting provisions of an Option or the Plan; (d) a change to the termination provisions of an Option or the Plan which does not entail an extension beyond the original expiration date except as contemplated in section 5; (e) the addition of a cashless exercise feature, payable in cash or Shares, which provides for a full deduction of the number of underlying Shares from the number of Shares reserved for issuance under the Plan and (f) a change to the persons in section 3 to whom Options may be granted which does not have the potential of broadening or increasing Insider participation. Notwithstanding the foregoing, the Plan shall be amended or discontinued, as appropriate, in the manner and to the extent required by law or by the regulations, rules, by-laws or policies of any regulatory authority or stock exchange.”

Extension of Expiry During Blackouts

Trading blackouts are imposed on employees, officers and directors of Biomira at regular times, such as before the release of financial information and at such other times as Biomira determines. Options may expire during such a blackout period, which is an unintended consequence of the corporate governance aim of the insider trading policy. As a result, the Board of Directors of Biomira resolved on February 22, 2007 to add the following provision to the Share Option Plan, which as the effect of automatically extending the expiry date of options while a blackout period is in effect to 10 business days in total following the lifting of the blackout of further blackouts:

“In respect of Options that would otherwise expire unexercised during a period of blackout in which Optionees are forbidden by the policies of the Company to exercise Options (“Blacked-Out Options”), the Board may by resolution extend, for a period of ten Business Days following the end of the blackout, the period of time during which Blacked-Out Options may be exercised (the “Extension Period”). If one or more subsequent periods of blackout are imposed during an Extension Period, the number of days remaining in the Extension Period shall be added to the term of the Blacked-Out Options following the end of the subsequent blackout period or periods. For purposes of clarity, only one Extension Period may be added to the term of an Option.”

The Board of Directors recommends that shareholders vote FOR the proposed changes to the Share Option Plan to (i) convert the Share Option Plan from a fixed-number to a fixed-percentage (evergreen) plan; (ii) specify the circumstances when shareholder approval will not be required for future amendments to the Share Option Plan or any options granted thereunder; and (iii) provide that in the event that the term of an option expires within or immediately following a “blackout period”

imposed by Biomira, the option shall expire on the date that is ten business days in total following the end of the blackout period or periods.

The rules of the TSX require these amendments to the Share Option Plan be approved by a majority of votes cast by the shareholders of the Corporation who vote in respect thereof, and such approval is sought at the Meeting of shareholders to be held on May 3, 2007. A copy of the proposed resolution is attached as Schedule “A” to this proxy circular.

The Biomira management representatives intend to vote for this resolution, other than in respect of shares held by shareholders who specify in their proxies that their shares are to be voted against the resolution.

Amendment of the Restricted Share Unit Plan
At the Meeting, shareholders will be asked to approve amendments to the Restricted Share Unit Plan of the Corporation to: (i) increase the maximum number of Common shares issuable pursuant to the Restricted Share Unit Plan to 1,000,000; and (ii) specify the circumstances when shareholder approval will not be required for future amendments to the Restricted Share Unit Plan or any Restricted Share Units granted thereunder.

Increase to Maximum Reservation
The proposed amendment to the Restricted Share Unit Plan requiring shareholder approval is to increase the maximum number of Common shares issuable pursuant to the Restricted Share Unit Plan from the current maximum of 500,000 to a new maximum of 1,000,000. With the increase in the maximum number to 1,000,000, of which 19,000 have already been converted, there will be approximately 480,998 unconverted restricted share units outstanding and 500,002 Common shares available for issuance as new restricted share units. Thus, the outstanding “Unconverted Restricted Share Units” plus the “Restricted Share Units Available for Issue” will equal 981,000 restricted share units. This 981,000 total will represent approximately 0.9% of the outstanding Common shares of the Corporation. The proposed amendment is intended to bring the maximum number of Common shares issuable pursuant to the Restricted Share Unit Plan of the Corporation in line with the current needs of the Corporation.

The following chart may help in illustrating the above.

		Restricted Share Units Issued
	Maximum Issuable	Restricted Share Units Converted	Unconverted Restricted Share Units	Restricted Share Units Available for Issue
Current	500,000	19,000	480,998	2
Proposed	1,000,000	19,000	480,998	500,002

Detailed Amendment Provisions

The Restricted Share Unit Plan currently provides that the Corporation may, from time-to-time, amend any provision of the Plan subject to regulatory approval where required. As noted above under “Amendment of the Share Option Plan”, the TSX has issued a staff notice indicating that general amendment provisions in equity compensation plans of TSX issuers, such as the amendment provisions in the Plan, are not sufficient and if such general amendment provisions are not revised to provide specific details regarding when shareholder approval will be required for an amendment, shareholder approval may be required for any amendment to the issuer’s plan. Accordingly, the Board believes that it is in the best interests of the Corporation to make, and has approved, an amendment to the Restricted Share Unit Plan to provide for an amendment provision which provides specific details regarding when shareholder approval will not be required for an amendment to the Plan or any options granted thereunder. Specific shareholder approval will be required under the TSX Rules for an increase to the maximum number of Common shares issuable under the Restricted Share Unit Plan.

The current provision regarding the amendment powers of the Board of Directors will be deleted and the following new provision will be added to the Restricted Share Unit Plan:

“The Board of Directors may from time to time suspend or terminate the Plan in whole or in part. The Board of Directors of the Corporation may amend the Plan at any time; provided however, that any amendment that may materially and adversely affect any Option rights previously granted to an Participant under the Plan must be consented to in writing by the Participant or the other person then entitled to exercise such RSU. Examples of the types of amendments to the Plan that the board of directors of the Corporation is entitled to make without shareholder approval include, without limitation: (a) amendments of a “housekeeping” nature; (b) amendments of a typographical, grammatical, clerical nature or of administrative nature of which are required to comply with regulatory requirements; (c) a change to the vesting provisions of a RSU or the Plan; (d) a change to the termination provisions of a RSU or the Plan and (e) a change to the persons to whom RSUs may be granted which does not have the potential of broadening or increasing Insider participation. Notwithstanding the foregoing, the Plan shall be amended or discontinued, as appropriate, in the manner and to the extent required by law or by the regulations, rules, by-laws or policies of any regulatory authority or stock exchange.”

The rules of the TSX require these amendments to the Restricted Share Unit Plan be approved by a majority of votes cast by the shareholders of the Corporation who vote in respect thereof, and such approval is sought at the Meeting of shareholders to be held on May 3, 2007. A copy of the proposed shareholder resolution is attached as Schedule “B” to this proxy circular.

The Board of Directors recommends that shareholders vote FOR the proposed change to the Restricted Share Unit Plan of the Corporation to: (i) increase the maximum number of Common shares issuable pursuant to the Restricted Share Unit Plan to 1,000,000; and (ii) specify the circumstances when shareholder approval will not be required for future amendments to the Restricted Share Unit Plan or any Restricted Share Units granted thereunder.

The Biomira management representatives intend to vote for this resolution, other than in respect of shares held by shareholders who specify in their proxies that their shares are to be voted against the resolution.

Amendment of Biomira’s By-laws
Biomira’s By-laws have recently been amended to (i) change the Canadian residency requirements for Directors; and (ii) provide that Biomira may issue securities that are not represented by a certificate.

Residency

Prior to May 17, 2006, Biomira’s By-laws required a majority of its Directors to be Canadian residents. The Board of Directors has resolved to amend the residency requirement in Biomira’s By-laws so that only 25% of Biomira’s Directors must be resident Canadians, provided that if Biomira has less than four Directors, at least one Director must be a resident Canadian.

In conjunction with the change to Director residency requirements, the Directors also resolved to delete the requirement in Biomira’s By-laws that a majority of the Directors on any committee of Directors must be resident Canadians. Further, the Directors resolved to amend the number of Canadian Directors required to constitute a quorum at a Directors’ meeting. Previously, in order for a quorum at a Directors’ meeting to be met (which is the number of Directors present in order for business to be conducted and voted upon) a majority of Directors present were required to be resident Canadians. The Board of Directors has resolved to amend the quorum requirement so that only 25% of the Directors present at a meeting need be Canadian residents (or if the Corporation has less than four Directors, at least one of the Directors present must be a resident Canadian), unless (a) a resident Canadian Director who is unable to be present approves in writing, or by telephonic, electronic or other communication facility, the business transacted at the meeting and (b) the required number of Canadian Directors would have been present had that Director been present at the meeting.

These amendments comply with the residency and quorum requirements of the Canada Business Corporations Act under which Biomira was incorporated. In addition, the Board of Directors believes that the By-law amendments will give Biomira more flexibility when choosing future Directors and in holding Director and committee meetings.

Share Certificates

On February 22, 2007, the Directors further amended the By-laws to clarify that Biomira may issue securities that are not represented by a certificate.

On August 8, 2006, the United States’ Securities and Exchange Commission approved amendments to NASDAQ Rule 4350(l), which require companies whose securities are listed on NASDAQ, such as Biomira, to be eligible for a Direct Registration Program operated by a clearing agency registered under section 17A of the United States’ Securities Exchange Act of 1934. The rule change does not require companies to actually participate in a Direct Registration Program or to eliminate physical stock certificates, but it does require that the listed securities are eligible for such a program.

The Directors resolved to amend the By-laws by clarifying the wording in two sections of the By-laws, relating to share certificates and surrender of shares, respectively, to provide that all shares do not have to be represented by certificates and that a transfer of shares of Biomira may be done by way of an instrument of transfer rather than solely by way of the surrender of a share certificate.

The Board of Directors recommends that shareholders vote FOR the proposed changes to the By-laws to (i) change the Canadian residency requirements for Directors; and (ii) provide that Biomira may issue securities that are not represented by a certificate.

These amendments to Biomira’s By-laws are subject to shareholder approval. In order to be passed, the By-law resolution requires the support of a majority of the votes cast at the Meeting. A copy of the proposed shareholder resolution is attached as Schedule “C” to this proxy circular.

The Biomira management representatives intend to vote for this resolution, other than in respect of shares held by shareholders who specify in their proxies that their shares are to be voted against the resolution.

Interests of Directors and Executive Officers in Matters to be Acted Upon
None of Biomira’s Directors or executive officers or any associate or affiliate of any such person, has any direct or indirect material interest in any of the matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors, except for the interests of such Directors and executive officers in the amendments of the Share Option Plan, the Restricted Share Unit Plan and the By-laws.

APPOINTMENT OF AUDITORS AND AUTHORIZATION TO FIX THEIR REMUNERATION
Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Deloitte & Touche LLP, Edmonton as our auditors, to hold office until the next Annual General Meeting and to authorize the Board to fix their remuneration. Deloitte & Touche LLP were first appointed our auditors on February 26, 1986.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
Under our By-laws, we indemnify our Directors and officers to the extent permitted by the Canada Business Corporations Act. We have purchased insurance permitted under subsection 124(6) of that Act for the benefit of our Directors and officers in respect of certain liabilities that may be incurred by them in such capacities.

The above-mentioned insurance, with an annual premium of US $230,000 and expiring on April 1, 2007, provides coverage of U.S. $5,000,000 per loss and US $5,000,000 in the annual aggregate for claims relating to Directors’ and officers’ liability, subject to a deductible of US $250,000 per claim.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) are initiatives of the Canadian Securities Administrators (CSA). Our Corporate Governance and Nominating Committee (CGNC) keeps abreast of developments in this area at all times and complies fully with these requirements. The CGNC believes that we have adopted a proactive approach in meeting and exceeding “best practices” in this current environment of evolving corporate governance practices, requirements and guidelines. Our Compliance Officer assists the CGNC in this endeavour.

Set out below are the details of our corporate governance practices. The disclosure below also includes requirements of the Sarbanes-Oxley Act of 2002 (SOX), and subsequent rules and regulations issued by the SEC, as well as the Nasdaq Corporate Governance Rules approved in November 2003, all presented within the framework of Form 58-101F1.

Form 58-101F1- Corporate Governance Disclosure
1.	Board of Directors
(a)
Independent Directors proposed for 2007 (all of whom are currently Directors) are: Robert Blair, Christopher S. Henney, Richard L. Jackson, W. Vickery Stoughton and Michael C. Welsh

All Board Committees are composed solely of independent Directors. On an annual basis, the CGNC reviews questionnaires completed by the current Directors to ascertain Board member independence and additional independence requirements of Audit Committee members. The independence of the Directors is determined annually by the Board, based on the recommendations of the CGNC, in light of the regulations in force and corporate governance best practices.

(b)
Dr. Robert Kirkman is a member of the Board of Directors and by virtue of his position as our President and CEO is not considered an independent Director. Edward A. Taylor is a member of the Board of Directors and by virtue of his position as our CFO and Vice President Finance and Administration, is not considered an independent Director.

	(c)	The majority of Directors, including the Chairman of the Board are independent.
(d)
The following Directors hold directorship positions in other publicly traded companies:
Richard L. Jackson: Inflazyme Pharmaceuticals Ltd. (OTC: IZYPF, TSX: IZP)
Christopher S. Henney: Cyclacel Pharmaceuticals, Inc., (Nasdaq:CYCC); SGX Pharmaceuticals, Inc. (Nasdaq:SGXP)
W. Vickery Stoughton: Sun Life Financial (TSX:SLF; NYSE:SLF)
OTC: Over the Counter; AX: Australian Stock Exchange; NYSE: New York Stock Exchange

(e)
Executive Sessions: Our Board of Directors holds regular Executive Sessions at which non-independent members and members of management are not in attendance. The Board meeting agenda for every face-to-face meeting includes an Executive Session. The Chairman of the Board acts as Chairman of Executive Session. Five such meetings were held in 2006. The Board Committees, all composed of independent Board members, also hold meetings at which management is not present.

	(f)	The Chairman of the Board, Christopher S. Henney, is an independent Director.

2.	Board Mandate

In December of 2003, the Board of Directors formalized our position on corporate governance in a document Corporate Governance Guidelines and Director Expectations. This document, which is reviewed annually, serves as the Board’s Mandate and explicitly assumes responsibility for the stewardship of Biomira. The current version is available at “Investors” - Corporate Governance Section on our Web site at www.biomira.com.

At least one Board meeting a year is specifically set aside for a substantial strategy planning session in which the Board reviews strategic options and risks and discusses strategies and business objectives developed by management. Our general strategies and the implementation thereof are discussed regularly at meetings of the Board and the Board provides guidance on the evolution of the strategic plan. Management reports to the Board on our progress in achieving strategic objectives.

The Board believes that it understands the specific risks of Biomira’s business. Together with the Audit Committee the Board examines our overall risk philosophy and risk tolerance. The Board has identified specific Board Committee responsibilities for key risks, and the Committees review these with management on a regular basis. The Audit Committee converses on a regular basis, and in private, with the external Auditor. Major strategic risks are reviewed by the Board as part of its discussion of our strategic plan. Management has developed a “Quick Response Plan” to ensure that management and, if necessary, the Board can respond quickly and appropriately in any situation requiring decision or action.

3.	Position Descriptions
(a) Written position descriptions were developed for the positions of Chairman of the Board and Committee Chairmen, as well as individual Directors. These are reviewed annually.

(b)
The Board and CEO have developed a written position description for the President and CEO, which is reviewed annually.

Annual objectives are established for the President and CEO, with the Executive Compensation Committee and the Board, in conjunction with the annual budgeting process. The Executive Compensation Committee, based on performance against these objectives, reviews progress against corporate objectives annually. The President and CEO’s objectives always have the underlying goal of maximizing shareholder value.

4.	Orientation and Continuing Education
(a)
Orientation for New Directors:
Prior to joining the Board, the new Director has in-depth discussions with the Chairman of the Board with respect to Director expectations, expected time commitment and the specific role the new Director would be expected to play with the Board, based upon his or her particular talents and experience. The new Director is provided a copy of the Corporate Governance Guidelines and Director Expectations, Code of Ethics and Business Conduct, Committee Charters, and position descriptions for Board members, Board Chair, Committee Chairs and the President and CEO. Further, to orient a new Director with our business, the Director is provided with a comprehensive briefing book outlining the history of Biomira and our product candidates, past financings, financing structures, investor relations and shareholder information, product and clinical information, corporate overview and organization structure. As well, an onsite visit is planned for the new Director. Management makes presentations on various aspects of our business to the Board of Directors on a regular basis.

(b)
Continuing Education: Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practices and are encouraged and funded to attend seminars that will increase their own, and the Board’s, effectiveness. In the interest of efficiency, when individuals attend conferences paid for by Biomira, information is shared with other Directors. A CD library of various educational conferences is made available to all Board members. The Compliance Officer acts as a resource to the Board in researching corporate governance topics where information is requested. Experts, from time to time, make in-house presentations to the Board on subjects relevant to the performance of Director duties. For each face-to-face Board meeting, Directors are provided with articles of interest and relevance to Board governance. The CGNC feels these efforts are sufficient to keep Directors current, and costs reasonable.

5.	Ethical Business Conduct
(a)
The Board has adopted a written Code of Ethics for Financial Officers. This applies to the President and CEO, Vice President Finance and Administration and the Corporate Controller. In addition, the Board has adopted a Code of Ethics and Business Conduct for our Directors, Officers and Employees, which is discussed with all employees and is re-signed annually by the members of the Board of Directors. This Code, among other matters, specifically includes guidelines with respect to conflicts of interest, protection and proper use of corporate assets and opportunity, confidentiality of corporate information, fair dealing with our security holders, customers, suppliers, competitors and employees, compliance with laws, rules and regulations and reporting of any illegal or unethical behaviour. This Code does not incorporate or make reference to all policies, but acts as a synthesis of the key policies and principles that should govern all conduct. Under the direction of the Audit Committee, Biomira has instituted a “Whistle Blowing” system that accommodates a confidential and anonymous process for reporting Code violations or perceived violations.

The Board is committed to maintaining compliance with the Code, and through the CGNC, monitors compliance on a regular basis, and with a formal annual review. The Compliance Officer reports to the CGNC at every Committee meeting in a private session without management, other than the Compliance Officer, present. No waivers to this Code have been requested. Documents are available in the “Investors” - Corporate Governance Section on our Web site at www.biomira.com.

The Audit Committee of the Board of Directors has put in place a system for the receipt, retention and handling of anonymous and confidential complaints from employees with respect to internal controls and accounting procedures, all as specified in our Code of Ethics and Business Conduct and the Whistle Blower Policy.

(b)
Independent Judgement: In selecting Board members, care is given to ensure the Board is comprised of a majority of Directors who are independent of management, independent in character and judgement and free from any business or other relationship or circumstance which is likely to affect, or could appear to affect, the exercise of their independent judgement. The CGNC annually reviews the outside activities of Directors to ensure there are no areas of conflict of interest. Directors have a duty to report any conflict of interest to the Chairman of the Board or the Chair of the CGNC. Should a situation ever arise where there is a conflict, or appearance of a conflict, that Director would be required to refrain from participating in a Board discussion and Board resolution vote and would inform the Board in writing of the reason for this decision.

(c)
Culture of Ethical Business Conduct: The Board advocates a culture of ethical business conduct and integrity throughout Biomira and sets the tone for business ethics and ethical conduct and attributes great importance to compliance with the Code. It is the responsibility of the CGNC to review compliance with this Code and, on behalf of the Board, satisfy itself as to the integrity of the CEO, other senior officers and Directors with respect to setting the example and creating a culture of integrity throughout Biomira.

6.	Nomination of Directors
(a)
Identification of New Board Candidates: Directors of Biomira will be expected to bring to the Board the broadest possible knowledge and depth of experience from their chosen business or profession. The Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. In proposing candidates to the Board of Directors, the CGNC reviews business interests and relationships of the candidates to ensure that such nominees would be able to act in our best interests. The CGNC has developed a “Board Recruitment Process - Qualification & Selection Criteria for Directors” which covers areas such as: general qualifications, legal requirements, desired business background experience, attributes, and recruitment principles. This is reviewed annually and updated as necessary.

(b)
Nominating Committee: The Board of Directors has established a Corporate Governance and Nominating Committee composed entirely of independent Directors. Members proposed for 2007 are: Michael C. Welsh, Chairman, Richard L. Jackson and Christopher S. Henney.

The CGNC has a written charter that clearly establishes the Committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations and manner of reporting to the Board. This charter is available at “Investors” - Corporate Governance Section on our Web site at www.biomira.com.

The CGNC also has the right to engage, at our expense, an outside advisor, as do all Board Committees. In making its recommendations to the Board on Director nominees and the size of the Board, the Committee reviews the skills and competencies needed to complement those possessed by the current Board, and identifies candidates whose profiles match these needs.  The CGNC has determined and recommended to the Board that the current size and composition of the Board (6) is an effective number for decision-making and Committee participation in the short term, but will seek a replacement for the retiring Director, Eric Baker.

The CGNC considers and, if deemed appropriate, recommends to the Board for approval, the requests of individual Directors to engage outside advisors at our expense.

The CGNC is mandated to ensure that the Board has the right balance of competence and skills, and that the contributions of the Board Chairman, Board members, Committees of the Board, and the Board as a whole are reviewed on an annual basis. A process has been established which involves questionnaires that are completed by individual Board members.

The CGNC is responsible for the process of evaluation of the full Board and ensures that all Board Committees also conduct self-evaluations on an annual basis. The CGNC monitors the quality of the relationship and communication between management and the Board and makes recommendations for improvement as necessary.

(c)	Responsibilities, Powers and Operation of CGNC: The functions performed by the Corporate Governance and Nominating Committee include, among other matters:

•    selecting the individuals qualified to serve on our Board of Directors (consistent with criteria that the Board has approved) for election by shareholders at each annual meeting of shareholders and to fill vacancies on the Board of Directors

•    overseeing the evaluation of the performance of the Board and the adherence by each of the Audit, Executive Compensation, and Corporate Governance and Nominating Committees of the Board of Directors to their respective charters, and

•    developing, assessing and recommending to the Board, our corporate governance policies and procedures.

The CGNC ensures we have an appropriate disclosure and communication system in place. Biomira complies fully with all regulatory requirements. We have systems in place to ensure effective communication with the public and our shareholders, as well as to ensure our compliance with regulatory and disclosure obligations. A formal communication policy is contained in our Public Disclosure Policy, including our Insider Trading Policy, approved by the Board. The Board reviews the content of all major disclosure documents prepared by or on our behalf. This includes, among others, the Annual Report, the Annual Information Form, and Management’s Discussion and Analysis of annual and quarterly results. The Chief Executive Officer is the liaison between shareholders and the Board and, on request, shareholder communication will be forwarded to the Board.

Biomira periodically sets trading blackout periods for employees and Directors in advance of news releases, quarterly financial reports and in other circumstances as deemed appropriate. Management has established a Disclosure Policy and Assessment Committee (DPAC) responsible for developing, implementing and monitoring the disclosure process at Biomira.

As a result of the SOX and the rules of the SEC, the DPAC meets at least quarterly in connection with financial disclosure and executive certification of applicable documents.

Biomira is committed to maintaining the highest standards of corporate governance. The CGNC has been given the mandate by the Board to ensure that Biomira and our Board of Directors maintain high standards of corporate governance. The Committee monitors on a regular basis the current corporate governance best practices and reports to the Board on a regular basis. The CGNC is aware of the global regulatory environment and ensures that Biomira complies with all requirements. Furthermore, the Committee ensures that we adopt a proactive approach to corporate governance by adhering to best practices and guidelines. (See “Corporate Governance Guidelines and Director Expectations” in the “Investors” - Corporate Governance section of our Web site www.biomira.com.) These guidelines are reviewed annually.

7.	Compensation
(a)
Directors and Officers: In accordance with the policies and principles set forth in its charter, The Executive Compensation Committee is responsible for annually reviewing and recommending the form and amount of Director compensation. The Committee submits its recommendation to the Board of Directors to ensure that such compensation realistically reflects the responsibilities and risks associated with the position of Director. With respect to Officers of Biomira, the Executive Compensation Committee is responsible for recommending levels of salary, bonus, benefits and incentives, stock option plans and/or other equity participation plans (collectively “compensation”) provided to our Officers.

(b)
Composition: The Executive Compensation Committee consists of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed as independent by the Board of Directors.

The proposed members of the Committee for 2007 are: Chairman, Richard L. Jackson, Christopher S. Henney and W. Vickery Stoughton.

In 2006 the Committee held four meetings.

(c)
Responsibilities, Powers and Operations of Executive Compensation Committee:
Duties include, among other matters:

•    recommending the compensation to be paid to our senior management;

•    establishing performance objectives in connection with our senior executive compensation plan to ensure consistency with Biomira’s financial and strategic plans and objectives and overseeing our variable pay incentive program;

•    recommending to the full Board, Director compensation; and

•    reviewing and approving the Executive compensation section of the Proxy Circular prior to public disclosure.

8.	Board Committees

The Board has three Committees:
Audit Committee, Corporate Governance and Nominating Committee and Executive Compensation Committee.
All Committees of the Board are composed solely of independent Directors.

The Audit Committee has three members and has a written charter. The charter is available in the “Investors” - Corporate Governance section of our Web site www.biomira.com.

The Audit Committee has the responsibility to recommend the selection (selection is subject to full Board approval and shareholder approval), evaluate, and where appropriate, recommend the replacement of the Independent Auditor. The Audit Committee is directly responsible for recommending the compensation and for overseeing the work of the independent auditor. The Independent Auditor reports directly to the Audit Committee.

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for our accounting and financial reporting practices by reviewing and approving the quarterly consolidated financial statements, reviewing the annual consolidated financial statements, the adequacy of internal control systems, any relevant accounting, financial and security matters, and the management of financial and system risks. The Audit Committee holds quarterly meetings with the external auditors, both with and without management present. The Board, through the Audit Committee, regularly reviews the adequacy of our internal controls. Internal controls and management of information are regularly upgraded as is required for our continuing and evolving operations. The Audit Committee was represented by Michael C. Welsh, also Chairman of the CGNC, during our evaluation of our Disclosure Controls and Procedures in December of 2005. We have written guidelines for confidentiality, security, responsible usage and etiquette on our networks and computer systems. The Audit Committee reviews and approves, on behalf of the Board of Directors, the interim unaudited quarterly financial statements and the related news release of the Corporation. The Audit Committee also reports to the Board prior to approval annual financial statements, and reviews the annual financial statements prior to release.

The Audit Committee and the Board have approved a written Code of Ethics for our Chief Executive Officer and the senior financial officers.

Any permissible non-audit services provided by our external auditors require prior Audit Committee approval.

All members of the Audit Committee are financially literate and have held senior positions with financial responsibility.

The Audit Committee is constituted in accordance with SEC rules and further complies with the requirements of SOX that there be at least one “Audit Committee Financial Expert”, Mr. W. Vickery Stoughton, who is independent of management.

The Audit Committee met four times in 2006. Members proposed for 2007 are: W. Vickery Stoughton, Chairman Michael C. Welsh and Christopher S. Henney.

9.	Assessments

Under the mandate of the CGNC annual assessments are conducted as follows:
•     Annual Board and individual Director self-assessment (questionnaires)
Individual Director assessments are discussed privately with the Chairman of the Board who then discusses individual contributions with the individual Directors.
•     Adherence of Board Committees to their respective mandates (CGNC review of mandates and discussion)
•     Performance of the Chairman of the Board (CGNC Chair discussion with other Directors)
•     Review of the size and composition of the Board (CGNC discussion)
•     Review of the Committee structure (CGNC discussion)
•     Review of Corporate Governance Guidelines and Director Expectations (CGNC discussion)
•     Review of succession planning for the Board, Chairman of the Board, President and CEO, and Officers (CGNC discussion)

ADDITIONAL INFORMATION
Additional information relating to Biomira is available on SEDAR at www.sedar.com.

Any person may request and receive the following from our Corporate Secretary:
1.	one copy of our Annual Information Form and one copy of documentation containing information referenced by the Annual Information Form;
2.
one copy of our comparative financial statements for the most recently completed financial year, the accompanying auditor’s report, and one copy of any of our interim financial statements created after the latest annual financial statements; and

3.	one copy of our most recent Management Proxy Circular in respect of the most recent annual shareholder meeting that involved the election of directors.

We may require a non-shareholder to pay a reasonable charge for the material requested.

Financial information about our financial year ended December 31, 2006 is contained in our financial statements and MD&A, both of which will be distributed with our Annual Report or available on our Web site.

GENERAL
The accompanying form of proxy, when properly signed, confers discretionary authority with respect to matters identified in the accompanying Notice of Annual General and Special Meeting. Our management is not aware of any amendments, variations or other matters to be presented for action at the Meeting except as hereinbefore disclosed. All shares represented by proxies will be voted.

All currency references herein are to Canadian dollars except where otherwise indicated.

DIRECTORS’ APPROVAL
Our Board has approved the contents of this proxy circular and the distribution of the circular to our shareholders.

DATED at Edmonton, Alberta, Canada
February 28, 2007

Robert L. Kirkman, MD	Edward A. Taylor, CGA
President & Chief Executive Officer	Vice President Finance & Administration, Chief Financial Officer & Corporate Secretary

SCHEDULE A

Resolution Authorizing Amendments to the Share Option Plan
WHEREAS effective February 22, 2007, the Board of Directors amended Biomira’s Share Option Plan to (i) convert the Share Option Plan from a fixed-number to a fixed-percentage (evergreen) plan; (ii) specify the circumstances when shareholder approval will not be required for future amendments to the Share Option Plan or any options granted thereunder; and (iii) provide that in the event that the term of an option expires within or immediately following a “blackout period” imposed by Biomira, the option shall expire on the date that is ten business days in total following the end of the blackout period or periods, all as described in the following resolution;

AND WHEREAS shareholder approval is required to confirm such amendments.

BE IT RESOLVED THAT:

1.	The amendment of the Share Option Plan:

(a)
replacing the 8,900,000 Share maximum in the Share Option Plan with the following language in Section 3.1: “at any time, be 10% of the issued and outstanding Shares and, for greater certainty, any Shares issued upon the exercise of Options shall not reduce the percentage of Shares which may be issuable pursuant to options under the Plan”;

(b)	deleting the current provision regarding the amendment powers of the Board of Directors in Sections 5 and 10.1 and substituting the following new provision in Section 10.1:

“The board of directors of the Company may amend or discontinue the Plan at any time; provided however, that any amendment that may materially and adversely affect any Option rights previously granted to an Optionee under the Plan must be consented to in writing by the Optionee or the other person then entitled to exercise such Option. Examples of the types of amendments to the Plan that the board of directors of the Company is entitled to make without shareholder approval include, without limitation: (a) amendments of a “housekeeping” nature; (b) amendments of a typographical, grammatical, clerical nature or of administrative nature of which are required to comply with regulatory requirements; (c) a change to the vesting provisions of an Option or the Plan; (d) a change to the termination provisions of an Option or the Plan which does not entail an extension beyond the original expiration date except as contemplated in section 5; (e) the addition of a cashless exercise feature, payable in cash or Shares, which provides for a full deduction of the number of underlying Shares from the number of Shares reserved for issuance under the Plan and (f) a change to the persons in section 3 to whom Options may be granted which does not have the potential of broadening or increasing Insider participation. Notwithstanding the foregoing, the Plan shall be amended or discontinued, as appropriate, in the manner and to the extent required by law or by the regulations, rules, by-laws or policies of any regulatory authority or stock exchange.”;

(c)	adding the following new provision to Section 5:

“In respect of Options that would otherwise expire unexercised during a period of blackout in which Optionees are forbidden by the policies of the Company to exercise Options (“Blacked-Out Options”), the Board may by resolution extend, for a period of ten Business Days following the end of the blackout, the period of time during which Blacked-Out Options may be exercised (the “Extension Period”). If one or more subsequent periods of blackout are imposed during an Extension Period, the number of days remaining in the Extension Period shall be added to the term of the Blacked-Out Options following the end of the subsequent blackout period or periods. For purposes of clarity, only one Extension Period may be added to the term of an Option.”

is hereby approved and any of Biomira’s directors or officers is hereby authorized to execute and deliver, for and on Biomira’s behalf, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution.

SCHEDULE B

Resolution Authorizing Amendments to the Restricted Share Unit Plan
WHEREAS the Board of Directors has amended Biomira’s Restricted Share Unit Plan (the "RSU Plan”) to: (i) increase the maximum number of Common shares issuable pursuant to the RSU Plan to 1,000,000; and (ii) specify the circumstances when shareholder approval will not be required for future amendments to the RSU Plan or any Restricted Share Units granted thereunder;

AND WHEREAS shareholder approval is required to confirm such amendments.

BE IT RESOLVED THAT:

1.	the amendment of the RSU Plan:

(a) to provide that the maximum number of Common shares which may be reserved for issuance for all purposes under the RSU Plan shall be equal to 1,000,000 Common shares; and

(b) deleting the current provision regarding the amendment powers of the Board of Directors in Section 8 and substituting therefore the following new provision:

“The Board of Directors may from time to time suspend or terminate the Plan in whole or in part. The Board of Directors of the Corporation may amend the Plan at any time; provided however, that any amendment that may materially and adversely affect any Option rights previously granted to an Participant under the Plan must be consented to in writing by the Participant or the other person then entitled to exercise such RSU. Examples of the types of amendments to the Plan that the board of directors of the Corporation is entitled to make without shareholder approval include, without limitation: (a) amendments of a “housekeeping” nature; (b) amendments of a typographical, grammatical, clerical nature or of administrative nature of which are required to comply with regulatory requirements; (c) a change to the vesting provisions of a RSU or the Plan; (d) a change to the termination provisions of a RSU or the Plan and (e) a change to the persons to whom RSUs may be granted which does not have the potential of broadening or increasing Insider participation. Notwithstanding the foregoing, the Plan shall be amended or discontinued, as appropriate, in the manner and to the extent required by law or by the regulations, rules, by-laws or policies of any regulatory authority or stock exchange.”

is hereby approved; and

2.
any of Biomira’s directors or officers is hereby authorized to execute and deliver, for and on Biomira’s behalf, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution.

SCHEDULE C

Resolution Authorizing Amendments to the By-laws
WHEREAS effective May 17, 2006 the board of directors amended the Corporation’s By-laws to change the director residency requirements and effective February 22, 2007 the board of directors amended the Corporation’s By-laws to provide that the Corporation may issue securities that are not represented by certificates as described in the following resolution;

AND WHEREAS shareholder approval is required to confirm such amendments.

BE IT RESOLVED THAT:

1. The amendment of By-law No. 1 of the Corporation

(a)	deleting the existing section 3 in its entirety and by inserting the following text in replacement thereof:

“3.    Number. Subject to any unanimous shareholder agreement, the business and affairs of the Corporation shall be managed by a board of directors consisting of the number of directors set out in the articles of the Corporation or, where a minimum and/or maximum number is provided for in the articles, such number of directors shall be as determined within such limits from time to time by resolution of the board of directors. At least 25% of the directors of the Corporation shall be resident Canadians, provided that if the Corporation has less than four directors, at least one director must be a resident Canadian. If any of the issued securities of the Corporation are or were a part of a distribution to the public, at least two of the directors shall not be officers or employees of the Corporation or any affiliate of the Corporation.”

(b)	deleting the existing section 7 in its entirety and by inserting the following text in replacement thereof:

“7.    Committee of Directors. The directors may appoint from among their number a committee of directors and, subject to section 110 of the Act, may delegate to any such committee any of the powers of the directors.”

(c)	deleting the existing section 10 in its entirety and by inserting the following text in replacement thereof:

“10.    Quorum. Two of the directors or such greater number as the directors may from time to time determine shall constitute a quorum for the transaction of business at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. The board shall not transact business at a meeting of directors unless at least 25% of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, unless (a) a resident Canadian director who is unable to be present approves in writing, or by telephonic, electronic or other communication facility, the business transacted at the meeting; and (b) the required number of Canadian directors would have been present had that director been present at the meeting”.

(d)	deleting section 43 in its entirety and by inserting the following text in replacement thereof:

“43.    Certificates.

The shares of the Corporation shall be represented by certificates, provided that, subject to Section 49 of the Act, the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. At their option, every holder of stock of the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation by at least one of the following persons, or the signature shall be printed or otherwise mechanically reproduced on the certificate:

(a)    a director or officer of the Corporation;

(b)    a registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf; and

(c)    a trustee who certifies it in accordance with a trust indenture.

A share certificate containing the signature of a person which is printed, engraved, lithographed or otherwise mechanically reproduced thereon may be issued notwithstanding that the person has ceased to be a director or an officer, as the case may be, of the Corporation and shall be as valid as if the person were a director or an officer, as the case may be, at the date of its issue.”

(e)	deleting section 46 in its entirety and by inserting the following text in replacement thereof:

“46.    Surrender of Certificates.

Subject to the Act and the provisions of paragraph 45 of this by-law, no transfer of a security issued by the Corporation shall be registered unless the security certificate representing the security to be transferred has been surrendered or, if no security certificate has been issued by the Corporation in respect of such security, unless a duly executed instrument of transfer in respect thereof has been delivered to the Corporation or its transfer agent, as the case may be.”

is hereby confirmed with effect from May 17, 2006 in the case of the amendments described in (a), (b) and (c) above and from February 22, 2007 in the case of the amendments described in (d) and (e) and any of Biomira’s directors or officers is hereby authorized to execute and deliver, for and on Biomira’s behalf, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution.